UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 15)*

Under the Securities Exchange Act of 1934

Yahoo! Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

984332-10-6

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332-10-6	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS David Filo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 71,061,390(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 71,061,390(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,061,390(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Represents shares of Yahoo! Inc. common stock held by the David Filo 1998 Revocable Trust U/A DTD 06/12/1998 (the “Trust”) on December 31, 2013. Mr. Filo, the sole trustee and trustor of the Trust, has the right to revoke the Trust and exercises voting and investment power over all of the shares held by the Trust.
(2)	Based upon 1,014,442,318 shares of Yahoo! Inc. common stock outstanding at October 31, 2013 as reported in the Yahoo! Inc. Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the SEC on November 12, 2013.

CUSIP No. 984332-10-6	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Yahoo! Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

701 First Avenue, Sunnyvale, CA 94089

Item 2(a)	Name of Person Filing:

David Filo

Item 2(b)	Address of Principal Business Office or, If None, Residence

Same as Item 1(b)

Item 2(c)	Citizenship

See Row 4 of cover page

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

984332-10-6

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: See Row 9 of cover page.

(b)	Percent of Class: See Row 11 of cover page.

(c)	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote: See Row 5 of cover page.

ii.	Shared power to vote or to direct the vote: See Row 6 of cover page.

iii.	Sole power to dispose of or to direct the disposition of: See Row 7 of cover page.

iv.	Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. 984332-10-6	SCHEDULE 13G	Page 4 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 10, 2014

David Filo

/s/ David Filo